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                                                                       EXHIBIT 4

INTERNATIONAL URANIUM CORPORATION

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

ANNUAL MEETING OF SHAREHOLDERS
THURSDAY,  FEBRUARY 15, 2001

The undersigned shareholder of INTERNATIONAL URANIUM CORPORATION (the "Corporation") hereby appoints LUKAS H. LUNDIN, the Chairman of the Board of the Corporation, or failing him, RON F. HOCHSTEIN, President and Chief Executive Officer of the Corporation, or failing him, WILLIAM A. RAND, a director of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING, _______________________________ as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Corporation to be held in Vancouver, British Columbia, Canada on Thursday, the 15th day of February, 2001 (the "Meeting"), and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were personally present. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows:

                                        MANAGEMENT RECOMMENDS A VOTE FOR THE
                                        APPOINTMENT OF AUDITOR AND FOR THE
                                        ELECTION OF DIRECTORS.

                                        1. To reappoint PricewaterhouseCoopers
                                           LLP, Chartered Accountants, as the
                                           auditors of the Corporation for the
                                           ensuing year, at a remuneration to be
                                           fixed by the board of directors of
                                           the Corporation:

                                             [  ]  FOR      [  ]  WITHHOLD

                                        2. To elect each of management's
                                           nominees for directors, as set out in
                                           the accompanying Management Proxy
                                           Circular, as directors of the
                                           Corporation for the ensuing year:

                                             [  ]  FOR      [  ]  WITHHOLD

                                        3. To vote on such other business as may
                                           properly come before the meeting or
                                           any adjournments thereof.

For full details of each of the resolutions referred to above, please see the accompanying Notice of Meeting and Management Proxy Circular. IF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON VOTING THE PROXY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF SUCH PERSON.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AND TO ATTEND AND ACT FOR SUCH SHAREHOLDER ON ITS BEHALF AT THE MEETING OR ANY ADJOURNMENT THEREOF OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF ITS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

              DATED this                     day of                      , 2001.
                         -------------------        ---------------------



                                        ----------------------------------------
                                                        Signature of Shareholder



                                        ----------------------------------------
                                              Name of Shareholder (please print)



                                        ----------------------------------------
                                                           Number of Shares Held


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                                 NOTES TO PROXY

1. IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES SET OUT IN THE MANAGEMENT PROXY CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

2. THE PROXY FORM MUST BE SIGNED AND DATED BY THE SHAREHOLDER OR THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, BY ANY OFFICER OR ATTORNEY DULY AUTHORIZED. IF THE PROXY FORM IS NOT DATED IN THE SPACE PROVIDED IT IS DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED BY MANAGEMENT OF THE CORPORATION.

3. Properly executed forms of proxy must be deposited with the Corporation's transfer agent not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Corporation's transfer agent at the following address:

                      COMPUTERSHARE INVESTOR SERVICES INC.
                          4th Floor, 510 Burrard Street
                           Vancouver, British Columbia
                                     V6C 3B9
                               Fax: (604) 683-3694